Exhibit 4.1

SECOND AMENDMENT
TO REVOLVING CREDIT, TERM LOAN AND
GUARANTY AGREEMENT

SECOND AMENDMENT dated as of May 5, 2008 (the “Amendment”) to the AMENDED AND RESTATED REVOLVING CREDIT, TERM LOAN AND GUARANTY AGREEMENT, dated as of February 2, 2007, among UNITED AIR LINES, INC., a Delaware corporation (the “Borrower”), UAL CORPORATION, a Delaware corporation and the parent company of the Borrower (the “Parent”), and the direct and indirect domestic subsidiaries of the Parent signatory thereto (such subsidiaries, together with the Parent, each a “Guarantor” and collectively the “Guarantors”), JPMORGAN CHASE BANK, N.A., a national banking corporation (“JPMCB”), CITICORP USA, INC., a Delaware corporation (“CITI”), each of the other financial institutions from time to time party thereto (together with JPMCB and CITI, the “Lenders”), JPMCB and CITI, as co-administrative agents (each, an “Agent” and together, the “Agents”) and co-collateral agents for the Lenders (each, a “Collateral Agent” and together, the “Collateral Agents”), and JPMCB, as paying agent for the Lenders (in such capacity, the “Paying Agent”).

W I T N E S S E T H:

WHEREAS, the Borrower, the Guarantors, the Lenders, the Collateral Agents, the Paying Agent and the Agents are parties to that certain Amended and Restated Revolving Credit, Term Loan and Guaranty Agreement, dated as of February 2, 2007 (as heretofore amended, modified or supplemented, and as in effect on the date hereof, the “Credit Agreement”); and

WHEREAS, the Borrower and the Guarantors have requested that, subject to the occurrence of the Effective Date (as hereinafter defined), the Lenders agree to amend the Credit Agreement as set forth in Article II hereof, all subject to and upon the terms and conditions set forth herein.

NOW, THEREFORE, the parties hereto hereby agree as follows:

ARTICLE I.  Definitions

1.             As used herein, all terms that are defined in the Credit Agreement after giving effect to this Amendment shall have the same meanings herein.

ARTICLE II.  Amendment

2.             Amendment to Section 1.01.  Section 1.01 of the Credit Agreement is hereby amended by amending and restating in its entirety the definition of “Fixed Charge Coverage Ratio” as follows:

““Fixed Charge Coverage Ratio” shall mean, at any date for which such ratio is to be determined, the ratio of EBITDAR for the Rolling Twelve Month period ended on such date to the sum of the following for such period: (a) Interest Expense plus (b) the aggregate cash aircraft rental expense of the Parent and its Subsidiaries on a consolidated basis for such period payable in cash in respect of any aircraft leases (other than Capitalized Leases), all as determined in accordance with GAAP; provided, that with respect to any period during which any Specified Transaction occurs, the Fixed Charge Coverage Ratio for such period shall be determined on a Pro Forma Basis; and provided, further, that with respect to the three fiscal quarters ending in June 2009, September 2009 and December 2009, the Fixed Charge Coverage Ratio shall be determined with reference to the period commencing on April 1, 2009 and ending on the last day of each of such three fiscal quarters.”

3.             Amendment to Section 6.04.  Section 6.04 of the Credit Agreement is hereby amended by deleting the table therein in its entirety and replacing it with the following:

Fiscal quarter ending	Ratio
June 2009	1.0:1.0
September 2009	1.1:1.0
December 2009	1.2:1.0
March 2010	1.3:1.0
June 2010	1.4:1.0
September 2010 and thereafter for each Fiscal Quarter ending through the Tranche B Maturity Date	1.5:1.0

4.             Amendment to Section 6.05.  Section 6.05 of the Credit Agreement is hereby amended by replacing the reference therein to “$750,000,000” with a reference to “$1,000,000,000”.

ARTICLE III.  Miscellaneous

5.             Conditions to Effectiveness. The amendments set forth in Article II of this Amendment shall not become effective until the date (the “Effective Date”) on which (A) this Amendment shall have been executed by the Borrower, the Guarantors and Lenders constituting Required Lenders, and the Paying Agent shall have received evidence reasonably satisfactory to it of such execution, (B) each Agent shall have received payment or reimbursement of any and all fees, expenses and other amounts owed by the Borrower and the Guarantors pursuant to or in connection with the Credit Agreement or this Amendment and (C) the Paying Agent shall have received from the Borrower for the respective account of each Lender that has executed and delivered to the Paying Agent a counterpart of this Amendment (i) at or prior to 5:00 p.m. (New York City time) on Monday, May 5, 2008, an amendment fee equal to seven percent (7.00%) of the aggregate amount of such Lender’s Tranche A Commitment and Tranche B Commitment on May 5, 2008 and (ii) after 5:00 p.m.(New York City time) on Monday, May 5, 2008 but at or prior to 5:00 p.m. (New York City time) on Tuesday, May 6, 2008, an amendment fee equal to five percent (5.00%) of the aggregate amount of such Lender’s Tranche A Commitment and Tranche B Commitment on May 5, 2008.

6.             Ratification.  Except to the extent hereby amended, the Credit Agreement and each of the Loan Documents remain in full force and effect and are hereby ratified and affirmed.

[Signature Page to Second Amendment to Credit Agreement]

7.             Costs and Expenses.  The Borrower agrees that its obligations set forth in Section 10.04 of the Credit Agreement shall extend to the preparation, execution and delivery of this Amendment.

8.             Representations and Warranties.  The Borrower represents and warrants to the Lenders, to induce the Lenders to enter into this Amendment, that no Default or Event of Default exists on the date hereof and that each of the representations and warranties made by the Borrower in the Credit Agreement and each other Loan Document are true and correct in all material respects as of the date hereof except where such representation or warranty relates to a specific date, in which case such representation or warranty was true and correct in all material respects as of such date.

9.             References.  This Amendment shall be limited precisely as written and shall not be deemed (a) to be a consent granted pursuant to, or a waiver or modification of, any other term or condition of the Credit Agreement or any of the instruments or agreements referred to therein or (b) to prejudice any right or rights which the Agents or the Lenders may now have or have in the future under or in connection with the Credit Agreement or any of the instruments or agreements referred to therein.  Whenever the Credit Agreement is referred to in the Credit Agreement or any of the instruments, agreements or other documents or papers executed or delivered in connection therewith, such reference shall be deemed to mean the Credit Agreement as modified by this Amendment.

10.           Counterparts.  This Amendment may be executed in any number of counterparts and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument.  A fax copy or .pdf copy of a counterpart signature page shall serve as the functional equivalent of a manually executed copy for all purposes.

11.           Applicable Law.  This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York.

[signature pages intentionally omitted]

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